SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D*
                                (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                           PT Tri Polyta Indonesia Tbk
                                (Name of Issuer)

                          American Depositary Receipts
                         (Title of Class of Securities)

                                    69365B109
                                 (CUSIP Number)

                                 Tjia Tjoen Hok
                              Starwoo Overseas Ltd.
                9 Penang Road #11-08, Park Mall, Singapore 238459

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 22, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69365B109                 13D                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                            Starwoo Overseas Limited
--------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
(3)        SEC USE ONLY
--------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS **
                                            WC
--------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [  ]
--------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
                                            British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF        (7) SOLE VOTING POWER
                          3,310,100
SHARES           ---------------------------------------------------------------
                 (8) SHARED VOTING POWER
BENEFICIALLY                                 -0-
                 ---------------------------------------------------------------
OWNED BY         (9) SOLE DISPOSITIVE POWER

EACH                                        3,310,100
                 ---------------------------------------------------------------
REPORTING        (10) SHARED DISPOSITIVE POWER

PERSON WITH                                 -0-
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                            3,310,100
--------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                        [  ]
--------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            12.86%
--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON **
                                            CO
--------------------------------------------------------------------------------
                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69365B109                 13D                        Page 3 of 5 Pages

Item 1.  Security and Issuer.

      Item 1 is hereby amended and restated as follows:

      The Amendment No. 1 to Schedule 13D filed on December 19, 2000 (the "Schedule 13D"), by Starwoo Overseas Limited ("Starwoo" or the "Reporting Person"), with respect to American Depository Receipts, $0.01 par value ("ADRs") issued by PT Tri Polyta Indonesia Tbk (the "Company") is hereby amended by this Amendment No. 2 to the Schedule 13D. The Company's principal executive offices are located at Monara Kebon Sirih, 12th floor, Jalan Kebon Sirih 17-19, Jakarta 10340, Indonesia.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

      The net investment cost (including commissions, if any) of the ADRs directly owned by Starwoo is approximately $3,382,457.00, and all of the ADRs purchased by Starwoo were purchased with working capital.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

      The purpose of the acquisition of the ADRs is to propose a candidate for election to the Company's Board of Commissioners. The Reporting Person may make further purchases of the ADRs from time to time and may dispose of any or all of the ADRs held by it at any time, in each case on the open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

           (a)     Aggregate number of ADRs beneficially owned: 3,310,100
                   Percentage: 12.86%

           (b)(1)  Sole power to vote or direct vote: 3,310,100
              (2)  Shared power to vote or direct vote: -0-
              (3)  Sole power to dispose or direct the disposition: 3,310,100
              (4)  Shared power to dispose or direct the disposition: -0-

           (c) The trading dates, number of ADRs purchased or sold and the price per ADR for all transactions by Starwoo since the filing of the Amendment No. 1 to Schedule 13D (filed on December 19, 2000), which were all in the open market, are set forth in Schedule A and are incorporated herein by reference.

           (d) No other person has the right to direct the receipt of dividends from, or the proceeds from the sale of the ADR.

           (e)     Not Applicable.

CUSIP No. 69365B109                 13D                        Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 22, 2001

                                                   Starwoo Overseas Limited


                                                   /s/ TJIA TJOEN HOK
                                                   --------------------------
                                                   Name:  TJIA TJOEN HOK
                                                   Title: DIRECTOR

CUSIP No. 69365B109                 13D                        Page 5 of 5 Pages

                                   SCHEDULE A
                            STARWOO OVERSEAS LIMITED

Date of Transaction   Number of Shares   Price Per Share US$         Cost
                      Purchased/(Sold)   (including commissions,     (US$)
                                         If any)
20-Dec-00             50,000                  0.074                   3,695
21-Dec-00              9,000                  0.075                     667
21-Dec-00              7,000                  0.075                     523
06-Feb-01              2,000                  0.113                     227
26-Feb-01                500                  0.121                      60
26-Feb-01                200                  0.111                      22
19-Mar-01             10,000                  0.108                   1,080
29-Mar-01              6,800                  0.112                     760
30-Mar-01                200                  0.111                      22
02-Apr-01              3,000                  0.113                     338
11-Apr-01             50,000                  0.105                   5,270
12-Apr-01             89,000                  0.015                   9,365
11-May-01                600                  0.119                      71
16-May-01                800                  0.117                      94
16-May-01                500                  0.111                      56
25-Jun-01                200                  0.111                      22
11-Jul-01              9,300                  0.109                   1,010
13-Jul-01                400                  0.123                      49
02-Aug-01              1,000                  0.116                     116
02-Aug-01                500                  0.111                      56
06-Aug-01              2,800                  0.113                     316
21-Aug-01                300                  0.100                      38
22-Aug-01             18,000                  0.100                   1,910

TOTAL                262,100                                        $25,777